WARNING: THE EDGAR SYSTEM ENCOUNTERED ERROR(S) WHILE PROCESSING THIS SCHEDULE.

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RMX Seed Financial Statements are to be provided under separate transmission.
The Balance Sheet will show no assets, no liabilities and no net equity in this Company. After effectivity, stock will be sold to insiders, affiliates, and others until the minimum offering amount is sold. At that time, the Company will begin doing business.



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